Exhibit 17.1

Harold K. Michael
Post Office Box 220
Old Fields, WV 26845

Enclosed is my official resignation from both Summit Boards effective February 10, 2006.

Harold K. Michael

Harold K. Michael
Post Office Box 220
Old Fields, WV 26845

2/10/06

Summit Board Members — After a call from Tom Hawse, I have spent the last several days more-or-less consumed with soul searching about the proper role of each one of us on the Summit Bank Board of Directors. I'm sure we all know of our fundamental fiduciary responsibility both individually and collectively to our stockholders. Perhaps because of my work in the Legislature as Chairman of the House Finance Comm., I have a higher standard than those who have never been in public service and who have never felt the constant pressure that working conscientiously for the State's Citizens inevitably creates. Maybe that's why I feel the utter sense of disappointment with the lack of discipline that I feel would be apparent to any third-party, objective observer of this board's recent actions — or more accurately, inactions.

Since I have always considered myself an asset to the Board, a contributor to not only the bank itself, but to so many individuals members with various personal, sometimes extremely private matters, it is with a great degree of sadness that I hereby resign from ~~both~~ the Summit Bank Boards.

I have only one request in so doing: that the Board change the agent of record on the group insurance to Jim Cookman's agency. Frank Baer took all the other insurance when he first came on the Board, and Jim has not shared in any of the bank's business. I would hope that, as a matter of fairness, the Board would recognize that inequity and transfer the group account to Jim.

Harold K. Michael
Post Office Box 220
Old Fields, WV 26845

I also hope that the Board members—collectively and individually—seek answers to questions that I myself was frustrated to find unresolved, potentially real problems to the very integrity of Summit Bank itself. However, since I am resigning, this remains mere hope and not in any way a request. My days of requesting such fiduciary diligence from Board members are, thankfully, behind me.

Sincerely,



Harold K Michael

Refer to Attachments #1 thru 6 which are to be construed as part of my official resignation from both boards. HKM

Priority ONE Your Insurance
Harold K. Michael Insurance
"On Your Side"

P.O. BOX 300
125 S. MAIN STREET
MOOREFIELD, WV 26836
(304) 538-6225
FAX (304) 538-7174

P.O. BOX 1
MAIN STREET
WARDENSVILLE, WV
26851
(304) 874-3777

Tom- 3/10/06

Since you are chairman of the nominating committee, I am sending my resignation letter to you.

When valid differences of opinion are not tolerated on a board, I believe it is a symptom of a deeper underlying problem!

What apparently caused some "discomfort". (your word) to board members was not my opposing opinions but rather voicing those opinions out loud.

Harold



NATIONWIDE INSURANCE
Nationwide is on your side

Attachment #1

Harold K. Michael
Post Office Box 220
Old Fields, WV 26845

August 19, 2005

Tom Hawse, Chairman
Summit Fin. Group Audit Committee

Tom,

I have just received information that pertains to bank business that is disturbing to me.

It partly involves past construction done on my property and the possibility of co-mingling of the cost of my building with that of the bank. These projects were done apparently in the same time frame.

I recommend that an independent investigation be made into bank construction projects in this area of the state, billings of labor and materials, etc., to verify all amounts expended by the bank were legitimate and not diverted to other uses.

I also request that if any questionable, fraudulent or illegal activity is discovered, this information be turned over to the proper authorities for legal action.

Sincerely,



Attachment #2



Summit
FINANCIAL GROUP

Strength. Vision. Prosperity.

November 3, 2005

Mr. Harold K. Michael
PO Box 220
Old Fields, WV 26845

Dear Harold,

Please find attached a copy of the cover sheet for the memo I prepared for our Audit and Compliance Committee meeting in regard to your letter to me dated August 19, 2005.

I assure you we had a full and frank discussion of this matter and the committee was pleased by the manner in which this has been handled. The committee also agrees with my recommendations. When our new Audit Director is "on the job" we can address the internal control policy as needed.

Please note that I did not include the pages in support of my memo, as we considered them "confidential". However, I did include the attached excerpts (by me) from the original pages 2, 3, 4, 5 and 6.

Of course, you are welcome to review the original memo as presented to the committee. Please contact Teresa.

Respectfully,

Tom

Thomas J. Hawse III
Chairman
Audit & Compliance Committee

Attachment # 3

P.O. Box 179
300 North Main Street
Moorefield, WV 26836
Phone 304.530.7233



Summit
FINANCIAL GROUP
Strength. Vision. Prosperity.

Memorandum

To: Audit & Compliance Committee Members (Crites, Piccirillo, Huffman, Michael)
From: Thomas J. Hawse, III, Chairman
Date: November 1, 2005
Re: Construction Projects

Attachments: Pg. 1 – Letter from Michael
                        Pg. 2, 3 & 4 – Report from Counsel
                        Pg. 5 & 6 – Internal Controls, Bid Process, etc.

Chairman recommends to Committee:

1) Review of expenditures concerning building projects in question likely would be inconclusive, expensive and not practical in light of "post office building" status, etc.

2) Committee may want to evaluate the internal controls in area concerning "capital projects", bid process, etc. with guidance of our new internal auditor when she is "on the job".

3) Chair welcomes your thoughts in regard to this matter.

Attachment #4

(Excerpts by Tom Hawse – Pages 2, 3 & 4)

Counsel Conclusions:*

* Omitted information is attorney-client privileged

Attachment # 5

(Excerpts by Tom Hawse – Pages 5 & 6)

Construction Project Policy:

There are 3 basic levels of control.

1) Time & Materials - Senior level employee review and approve bills as work is completed for projects under $500,000.

2) Management consults with architect to get construction estimates and seeks bids from trusted contractors for contracts $500,000 - $1,000,000. Construction monitored by architect and senior level employee.

3) For projects over $1,000,000, same as 2 above except this requires "Board" approval.

Also, on contracts that are bid, materials are property of contractor. However, on time and material projects, materials, etc. not used are returned for credit when possible.

Attachment # 6